FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING HELD ON JUNE 22, 2012

1.              DATE, TIME AND PLACE: On the twenty second day of June 2012, at 2 p.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, nr. 3.142, in the Capital of the State of São Paulo.

2.              CALL: Call notice duly published on the State of São Paulo Official Register, issues of June 7, 12 and 13, 2012, on pages 32, 39 and 37, respectively, and in “O Estado de São Paulo” newspaper, issues of June 7, 8 and 9, 2012, on pages B16, B7 and B3, respectively.

3.              QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held.

4.              MEETING BOARD:  Mr. Abilio dos Santos Diniz, Chairman of the Board of Directors of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, Paulo Cezar Aragão, to act in the capacity of his Secretary.

5.              AGENDA:  Election of three (3) members to the Company´s Board of Directors, of which one shall be a newly appointed Director and the remaining two shall be replacements to previously appointed Directors, all of which to hold office until the Company´s Annual General Shareholders’ Meeting of 2014.

6.              SUMMARY OF RESOLUTIONS:

6.1.           To registry the resignation of the members of the Board of Directors, Mr. João Paulo Falleiros dos Santos Diniz and Mrs. Ana Maria Falleiros dos Santos Diniz D’Ávila. The Chairman thanked the contribution of the directors for Company’s development achieved.

6.2.           To elect, by unanimous vote of the present, in order to make up the Company’s Board of Directors, for a term of office that ends in the Annual Shareholders’ Meeting to be held on 2014, Mr. Eleazar de Carvalho Filho, Brazilian citizen, married, economist, bearer of the Brazilian Identity Card RG nr. 11.620.489, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 382.478.107-78, resident and domiciled in the Capital of the State of São Paulo, Rua Professor Artur Ramos, nr. 339, CEP 01454-011; Luiz Augusto de Castro Neves, Brazilian citizen, married, retired diplomat, bearer of the Brazilian Identity Card nr. 02.107.138-6 DETRAN, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 046.432.327-49, resident and domiciled in the Capital of the State of Rio de Janeiro, at Rua Candelária, nr. 9 – room 201, CEP 20091-020; Roberto Oliveira de Lima, Brazilian citizen, divorced, Business Administrator, bearer of the Brazilian Identity Card RG nr. 4.455.053-4, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 860.196.518-00, resident and domiciled in the Capital of the State of São Paulo, at Rua Afonso Braz, 579 – 3rd floor, CEP 04511-011.

6.3.           Consequently, the hereunder members shall now be part of the Board of Directors: Abilio dos Santos Diniz (Chairman); Geyze Marchesi Diniz; Pedro Paulo Falleiros dos Santos Diniz; Eleazar de Carvalho Filho; Luiz Augusto de Castro Neves; Roberto Oliveira de Lima; Cândido Botelho Bracher; Guilherme Affonso Ferreira; Fábio Schvartsman; Pedro Henrique Chermont de Miranda; Jean-Charles Henri Naouri; Jean Louis Bourgier; Antoine Giscard D’Estaing; Arnaud Strasser; Ulisses Kameyama.

7.              DOCUMENTS FILED: (a) Call Notice; and (b) Management Proposals.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, June 22, 2012. Signatures: Abilio dos Santos Diniz – Chairman; Paulo Cezar Aragão – Secretary. ATTENDING SHAREHOLDERS: Wilkes Participações S/A, Eduardo Pongracz Rossi, Daniel Barbosa Vaz, Ana Maria F. dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Vanessa Thais Stecanella, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Aluísio Alves Pereira, Sônia Santucci Lopes Ponzini, Toni Alexandre Sciarretta, Adriana Cintra do Prado Duarte, Maria Cláudia Barbosa Carvalho Stussi, Rodrigo Adura, Marcelo Roque Carelli, Sergio da Silva Castro, Wilson Barquilla, Robson Parreira de Matos, Leonardo Vieira Fioratti, Elaine Serrano, Sonia Maria Lopes, Maria da Paz Araújo de Melo, Sylvia de Souza Leão Wanderley, Thais Carvalho Bueno dos Reis, Lucia Santos Martins, Euclydes do Vale, Paulo Yukio Katatani, Sandra Caires Sabóia, Nelson Raymundi Filho, Vagner Giomo, Hugo Antonio Jordão Bethlem, Aymar Giglio, Alexandre Gonçalves de Vasconcellos, Josete Pereira Lins, Caio Racy Mattar, Marcelo Lopes, German Pasquale Quiroga Vilardo, Antonio Ramatis F. Rodrigues, Paula Vani, Graziella Valenti Clemente, Pedro Miotto Leles, Dalton Benedito Peres Júnior, Daniela Sabbag Papa, Onyx 2006 Participações Ltda, Rio Plate Empreendimentos e Participações Ltda, Paic Participações Ltda, Paulo Roberto dos Santos Pompilio, Sandra Regina Mattioli de Miranda, Ferro Castro Neves e Daltro Borges, Sociedade de Advogados, Helen Lara Martins, Mariangela Ikeda Ribeiro, Ronaldo Henrique Blanco Dercole, Jose Augusto Manfredini, Flavia Cristina Cavalcante, Maria Cristina de Amarante Merçon, Roberto Martensen, Edson Emygdio Pereira Junior, Claudia Regina Pirani Xande, Eleonora Chagas Antici, Percio Freire Rodrigues de Souza, José Roberto Coimbra Tambasco, Maria Cristina Rodrigues Serra, Geraldo de Jesus Monteiro, Enéas César Pestana Neto, Paulo Gualtieri, Oldemar de Sousa Oliveira and José Vicente Vilardaga.

This is a true copy of its original.

Abilio dos Santos Diniz                                                      Paulo Cezar Aragão

Chairman                                                                             Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 22, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.